WIRELESS TELECOM GROUP, INC.
EXHIBIT 11.1

	For the Year Ended December 31,
	2005	2004	2003
Net income	$3,543,964	$2,331,477	$1,762,995
BASIC EARNINGS:
Weighted average number of common shares outstanding	21,560,676	17,192,728	16,904,036
Basic earnings per common share	$0.16	$0.14	$0.10
DILUTED EARNINGS:
Weighted average number of common shares outstanding	21,560,676	17,192,728	16,904,036
Stock options	136,305	385,457	209,436
Weighted average number of common shares outstanding, as adjusted	21,696,981	17,578,185	17,113,472
Diluted earnings per common share	$0.16	$0.13	$0.10